UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

(Amendment No. 1)

CURRENT REPORT

 Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 18, 2014

MACKINAC FINANCIAL CORPORATION

(previous filings under the name NORTH COUNTRY FINANCIAL CORPORATION)

(Exact name of registrant as specified in its charter)

Michigan	0-20167	38-2062816
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

130 South Cedar Street, Manistique, MI	49854
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (888) 343-8147

Not Applicable

(Former name or former address if changed since last
report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note

Mackinac Financial Corporation is filing this Amendment No. 1 to amend its Current Report on Form 8-K, as originally filed with the Securities and Exchange Commission on July 18, 2014, solely to indicate that the filing is written communication pursuant to Rule 425 under the Securities Act of 1933. This Amendment No. 1 does not amend or otherwise update any other information in the original Form 8-K.

Item 8.01 Other Events.

On July 18, 2014, Mackinac Financial Corporation (the “Company”) announced that it had entered into a definitive agreement, dated as July 18, 2014, pursuant to which Peninsula Financial Corporation will merge with and into PFC Acquisition, LLC (“PFC”), a wholly owned subsidiary of the Company, with PFC as the surviving corporation in the merger.  A copy of the press release announcing the merger is attached hereto as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

The following exhibits are filed as part of this report:

No.	Description

99.1	Press Release of Mackinac Financial Corporation, dated July 18, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Mackinac Financial Corporation
(Registrant)

July 21, 2014	/s/ Ernie R. Krueger
(Date)	Ernie R. Krueger
Executive Vice President/Chief Financial Officer

EXHIBIT INDEX

No.	Description

99.1	Press Release of Mackinac Financial Corporation, dated July 18, 2014